As filed with the Commission on June 29, 2007

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)
☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the fiscal year ended December 31, 2006.

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from __________ to ___________.

Commission File No: 1-11311

A. Full title of the plans and the address of the plans, if different from that of the issuer named below:

Lear Corporation Salaried Retirement Savings Plan
Lear Corporation Hourly Retirement Savings Plan
Lear Corporation Hourly 401(k) Savings Plan

B. Name of issuer of the securities held pursuant to the plans and the address of its principal executive office:

LEAR CORPORATION
21557 Telegraph Road
Southfield, Michigan 48034

SUMMARY TABLE OF CONTENTS

Signatures

Appendix 1	Lear Corporation Salaried Retirement Savings Plan Audited Financial Statements as of December 31, 2006 and 2005

Appendix 2	Lear Corporation Hourly Retirement Savings Plan Audited Financial Statements as of December 31, 2006 and 2005

Appendix 3	Lear Corporation Hourly 401(k) Savings Plan Audited Financial Statements as of December 31, 2006 and 2005

Exhibit

23.1	Consents of Ernst & Young LLP

REQUIRED INFORMATION

The Lear Corporation Salaried Retirement Savings Plan, the Lear Corporation Hourly Retirement Savings Plan and the Lear Corporation Hourly 401(k) Savings Plan, collectively hereinafter referred to as “the Plans,” are subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the financial statements and schedules of the Plans for the two fiscal years ended December 31, 2006 and 2005, which have been prepared in accordance with the financial reporting requirements of ERISA, are attached hereto as Appendix numbers 1 through 3, as listed in the Summary Table of Contents and incorporated herein by this reference. The consents of Ernst & Young LLP attached hereto as an Exhibit are a part hereof. For risks and uncertainties regarding Lear Corporation, participants should refer to the December 31, 2006 Lear Corporation Annual Report as included in Form 10-K filed on February 27, 2007 and other periodic filings for Lear Corporation filed with the Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plans) have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized in the City of Southfield, Michigan on June 29, 2007.

Lear Corporation Salaried Retirement Savings Plan
Lear Corporation Hourly Retirement Savings Plan
Lear Corporation Hourly 401(k) Savings Plan

By: Lear Corporation Employee Benefits Committee, as Plan Administrator

By:	/s/ Roger A. Jackson

Name: Roger A. Jackson
Title: Senior Vice President – Human Resources

Appendix 1

AUDITED FINANCIAL STATEMENTS
AND SUPPLEMENTAL SCHEDULES

Lear Corporation Salaried Retirement Savings Plan
December 31, 2006 and 2005, and Year Ended December 31, 2006
With Report of Independent Registered Public Accounting Firm

Lear Corporation Salaried Retirement Savings Plan

Audited Financial Statements and Supplemental Schedules

December 31, 2006 and 2005, and
Year Ended December 31, 2006

Report of Independent Registered Public Accounting Firm

The Plan Administrator
Lear Corporation Salaried Retirement Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Lear Corporation Salaried Retirement Savings Plan as of December 31, 2006 and 2005, and the related statement of changes in net assets available for benefits for the year ended December 31, 2006. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2006 and 2005, and the changes in its net assets available for benefits for the year ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets (held at end of year) as of December 31, 2006, and reportable transactions for the year then ended are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Detroit, Michigan
June 25, 2007

1

Lear Corporation Salaried Retirement Savings Plan

Statements of Net Assets Available for Benefits

	December 31
	2006	2005

Assets
Cash equivalents	$1,236,645	$692,362
Investments, at fair value:
Lear Corporation Stock Fund	18,362,731	30,777,306
Mutual and money market funds	377,222,690	328,409,508
Participant loans	10,058,717	9,986,737

Total investments	405,644,138	369,173,551

Receivables:
Employer contributions	10,382	275,574
Other receivable	8,050	—

Total receivables	18,432	275,574

Total assets	406,899,215	370,141,487

Liabilities
Accrued expenses	222,590	50,045
Excess contributions payable	11,877	—

Total liabilities	234,467	50,045

Net assets available for benefits	$406,664,748	$370,091,442

See accompanying notes.

2

Lear Corporation Salaried Retirement Savings Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2006

Additions
Interest and dividend income	$3,220,177
Employee contributions	32,036,748
Employer contributions	3,660,116
Transfer from the Lear Corporation Hourly Retirement Savings Plan	227,054

Total additions	39,144,095

Deductions
Benefits paid to participants	41,626,085
Administrative expenses	647,588

Total deductions	42,273,673

Net appreciation in fair value of investments	39,702,884

Net increase	36,573,306

Net assets available for benefits:
Beginning of year	370,091,442

End of year	$406,664,748

See accompanying notes.

3

Lear Corporation Salaried Retirement Savings Plan

Notes to Financial Statements

December 31, 2006 and 2005, and
Year Ended December 31, 2006

1. Plan Description

The following description of the Lear Corporation Salaried Retirement Savings Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution pension plan established to encourage and facilitate systematic savings and investment by eligible salaried employees of Lear Corporation (the Company), its wholly-owned U.S. subsidiaries and certain less-than-wholly-owned U.S. subsidiaries and/or joint ventures. The Plan includes provisions for voting shares of Company stock. It is subject to certain provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA), applicable to defined contribution pension plans.

Eligibility

Generally, all full-time, U.S. salaried employees and all hourly Lear Tech employees who have completed one full calendar month of service, are eligible to participate in the Plan effective as of the first day of any calendar month coincident with or following the date on which they complete one full calendar month of service, provided that they are eligible employees on that date. Generally, part-time, U.S. salaried employees who have completed 1,000 hours of service in the one-year period from their employment commencement date until the first anniversary of such date, or during any calendar year commencing thereafter, are eligible to participate in the Plan effective as of the January 1 or July 1 following the twelve-month period in which they complete 1,000 or more hours of service, or on the first day of any calendar month thereafter, provided that they are eligible employees on that date.

4

Lear Corporation Salaried Retirement Savings Plan

Notes to Financial Statements (continued)

1. Plan Description (continued)

Contributions

Participants may elect to contribute up to 35% of their compensation per pay period, subject to certain limitations. Employees who are eligible to contribute to the Plan, and who have attained age 50 before the close of the Plan year are eligible to make catch-up contributions to the Plan. The aggregate amount of regular and catch-up deferrals may be up to 75% of compensation per pay period. Prior to July 1, 2006, the Company’s matching contributions were generally either 25% or 50%, up to the first 5% of compensation contributed to the Plan, subject to certain limitations, and were generally invested in the Northern Trust Money Market Fund. The matching contribution formula was based on the number of years of service of the employee. For Lear Tech employees, the Company’s matching contributions were 25%, up to the first 4% of compensation contributed to the Plan. In addition, Lear Tech employees received a primary contribution based on the number of hours worked by the employee. Catch up contributions are not matched. Prior to July 1, 2006, primary contributions were allocated to the Northern Trust Money Market Fund.

From July 1, 2005 to July 1, 2006, Company matching contributions were initially invested in the Northern Trust Money Market Fund and were immediately available for transfer to any other investment fund. Catch-up contributions are not matched. On July 1, 2006, the Plan was amended, whereby Company matching contributions and Company primary contributions have been suspended.

Participant Accounts

Each participant’s account is credited and/or debited with (a) the participant’s contributions, (b) Company contributions, (c) withdrawals and distributions, (d) allocation of Plan earnings and/or losses and (e) allocation of administrative expenses paid from the Plan’s Trust Fund. Allocations are based on participant account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

5

Lear Corporation Salaried Retirement Savings Plan

Notes to Financial Statements (continued)

1. Plan Description (continued)

Vesting of Benefits

Participants vest immediately in their contributions and actual earnings thereon regardless of length of service. A participant becomes vested in the Company’s matching contributions and actual earnings thereon at a rate of 20% per year and is 100% vested after completion of five years of service, or upon disability, death or the attainment of age 65 at or prior to termination of employment.

Plan Forfeitures

In the event that a participant terminates employment, any nonvested amounts shall be forfeited. Forfeited amounts are retained in the Plan and used to reduce future employer contributions. In 2006, employer contributions did not include prior forfeitures. In 2005, employer contributions included prior forfeitures of $500,000. There are $443,674 and $107,056 of unallocated forfeitures included in the Plan assets as of December 31, 2006 and 2005, respectively.

Distributions of Benefits

Distribution of benefits may be made upon the occurrence of any one of the following:

•	Normal Retirement of the participant at age 65;

•	Deferred Retirement of the participant beyond age 65;

•	In-service withdrawal of the participant after age 59-1/2;

•	Disability (as defined in the Plan) of the participant;

•	Death of the participant;

•	Termination of employment; or

•	Hardship (as defined in the Plan).

Benefits due upon death, termination, withdrawal, or disability are paid in a lump sum or through installments for up to twenty years, as applicable, and are based on vested amounts in the participants’ accounts. In addition, terminated participants with benefits due in excess of $1,000 may defer distribution of such benefits until age 70-1/2. Other forms of benefit may be available with respect to participants who were covered under certain plans that were previously merged into the Plan.

6

Lear Corporation Salaried Retirement Savings Plan

Notes to Financial Statements (continued)

1. Plan Description (continued)

Plan Termination

Although it has not expressed the intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of complete discontinuance of employer contributions or total or partial termination of the Plan, the accounts of the participants affected by such actions shall become 100% vested and nonforfeitable.

Participant Loans

Participants may borrow from the Plan a minimum of $1,000 up to a maximum not to exceed the lesser of (a) $50,000 reduced by the highest outstanding balance of all other plan loans to the participant during the one-year period ending on the day before the date such loan was made or (b) 50% of their vested account balance. Interest is payable based on the annual prime rate as published by the Midwest Edition Wall Street Journal on the second business day of the calendar quarter in which the loan is requested, plus one percentage point. Repayment of any loan is generally made through employee payroll deductions, generally over a period of five years or less.

Hardship Withdrawals

Generally, no amounts may be withdrawn from a pre-tax deferral account before a participant terminates employment with the employer or attains age 59-1/2, except by reason of financial hardship as defined by the Plan.

7

Lear Corporation Salaried Retirement Savings Plan

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies

Investment Valuation and Income Recognition

The fair values of the participation units owned by the Plan in mutual and money market funds are based on the net asset values on the last business day of the Plan year. The fair value of investments in the Company’s common stock is based on the last reported sales price on the last business day of the Plan year as traded on the New York Stock Exchange. The participant loans are valued at their outstanding balances, which approximate fair value. Purchases and sales of securities are recorded on the trade date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Expenses

Although not obligated to do so, the Company pays certain administrative expenses on behalf of the Plan.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the U.S. requires management to make estimates and assumptions that affect the amounts in the financial statements and accompanying notes. Actual results could differ from those estimates.

8

Lear Corporation Salaried Retirement Savings Plan

Notes to Financial Statements (continued)

3. Investments

During 2006, the Plan’s investments (including investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

Mutual and money market funds*	$40,331,471
Lear Corporation Stock Fund*	(628,587)

$39,702,884

Investments that represent 5% or more of the fair value of the Plan’s net assets are as follows:

	December 31
	2006	2005

Northern Trust Money Market Fund*	$30,290,469	$55,693,428
SSGA S&P 500 Index Fund	78,878,888	42,708,221
EuroPacific Growth Fund	66,444,619	38,545,423
Growth Fund of America	57,549,732	49,123,489
Dodge & Cox Balanced Fund	53,285,229	55,144,758
Davis New York Venture Fund	27,600,463	41,955,203
Vanguard LT U.S. Treasury Portfolio Fund	26,954,905	12,024,574
Lear Corporation Stock Fund*	**	30,777,306

*	Includes non-participant-directed investments

**	Does not meet threshold

9

Lear Corporation Salaried Retirement Savings Plan

Notes to Financial Statements (continued)

4. Matching Contributions

On July 1, 2006, the Plan was amended, whereby Company matching contributions have been suspended. However, participants who retired during the period between July 1 and September 30, 2006 received their accumulated match. From July 1, 2005 to July 1, 2006, Company matching contributions were initially invested in the Northern Trust Money Market Fund. The Lear Corporation Stock Fund and Northern Trust Money Market Fund include both participant and non-participant-directed investments, which are commingled. These non-participant-directed contributions and associated appreciation (depreciation), income and dividends are non-participant-directed until transferred by the participant. There are no restrictions on transfers by participants. Information about the net assets available for benefits and the significant components of the changes in net assets available for benefits is as follows:

	December 31
	2006	2005

Investment, at fair value:
Lear Corporation Stock Fund	$18,362,731	$30,777,306

Year Ended December 31, 2006

Changes in Lear Corporation Stock Fund:
Net depreciation in fair value	$(628,587)
Dividend income	279,347
Employee contributions	677,055
Loan repayment	145,370
Net transfers and rollovers	(11,039,633)
Expenses	(19,838)
Distributions to participants	(1,828,289)

Decrease in investment	$(12,414,575)

10

Lear Corporation Salaried Retirement Savings Plan

Notes to Financial Statements (continued)

4. Matching Contributions (continued)

	December 31
	2006	2005

Investment, at fair value:
Northern Trust Money Market Fund	$30,290,469	$55,693,428

Year Ended December 31, 2006

Changes in Northern Trust Money Market Fund:
Net depreciation in fair value	$(95,270)
Interest income	2,334,881
Employee contributions	4,667,923
Employer contributions	3,737,757
Loan repayment	640,408
Net transfers and rollovers	(27,770,229)
Expenses	(210,542)
Distributions to participants	(8,707,887)

Decrease in investment	$(25,402,959)

5. Differences Between Financial Statements and Form 5500

The following is a reconciliation of net assets available for benefits from the financial statements to the Form 5500:

	December 31
	2006	2005

Net assets available for benefits per the financial statements	$406,664,748	$370,091,442
Amounts allocated to withdrawing participants	(50,465)	(94,294)

Net assets available for benefits per the Form 5500	$406,614,283	$369,997,148

11

Lear Corporation Salaried Retirement Savings Plan

Notes to Financial Statements (continued)

5. Differences Between Financial Statements and Form 5500 (continued)

The following is a reconciliation of benefits paid to participants from the financial statements to the Form 5500:

Year Ended December 31, 2006

Benefits paid to participants per the financial statements	$41,626,085
Add amounts allocated to withdrawing participants as of December 31, 2006	50,465
Less amounts allocated to withdrawing participants as of December 31, 2005	(94,293)

Benefits paid to participants per the Form 5500	$41,582,257

6. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

7. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated March 13, 2002, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code), and therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

12

Lear Corporation Salaried Retirement Savings Plan

Notes to Financial Statements (continued)

8. ERISA Litigation

In April 2006, a former employee of the Company filed a purported class action lawsuit in the U.S. District Court for the Eastern District of Michigan against the Company, members of its Board of Directors, members of its Employee Benefits Committee (the EBC) and certain members of its human resources personnel alleging violations of ERISA with respect to the Company’s retirement savings plans for salaried and hourly employees. In the second quarter of 2006, the Company was served with three additional purported class action ERISA lawsuits, each of which contained similar allegations against the Company, members of its Board of Directors, members of its EBC and certain members of its senior management and its human resources personnel. At the end of the second quarter of 2006, the court entered an order consolidating these four lawsuits. During the third quarter of 2006, plaintiffs filed their consolidated complaint, which alleges breaches of fiduciary duties substantially similar to those alleged in the four individually-filed lawsuits. The consolidated complaint continues to name certain current and former members of the Board of Directors and the EBC and certain members of senior management and adds certain other current and former members of the EBC. The consolidated complaint generally alleges that the defendants breached their fiduciary duties to plan participants in connection with the administration of the Company’s retirement savings plans for salaried and hourly employees. The fiduciary duty claims are largely based on allegations of breaches of the fiduciary duties of prudence and loyalty and of over-concentration of plan assets in the Company’s common stock. The plaintiffs purport to bring these claims on behalf of the plans and all persons who were participants in or beneficiaries of the plans from October 21, 2004, to the present and seek to recover losses allegedly suffered by the plans. The complaints do not specify the amount of damages sought. During the fourth quarter of 2006, the defendants filed a motion to dismiss all defendants and all counts in the consolidated complaint. The motion to dismiss is now fully briefed, and the Court is scheduled to hear arguments on the pending motion to dismiss in June 2007. No determination has been made that a class action can be maintained, and there have been no decisions on the merits of the case. The Company intends to vigorously defend the consolidated lawsuit.

9. Excess Contributions Payable

Employee contributions include excess contributions which will be refunded to participants subsequent to year-end as the contributions were determined to be in excess of maximum contribution levels for certain participants. A liability for excess contributions payable in the amount of $11,877 has been reflected in the accompanying statement of net assets available for benefits as of December 31, 2006.

13

Lear Corporation Salaried Retirement Savings Plan

Notes to Financial Statements (continued)

10. Subsequent Events

Divestitures

On March 31, 2007, the Company completed the transfer of substantially all of the assets of the Company’s North American interior business to International Automotive Components Group North America, Inc. and International Automotive Components Group North America, LLC (together, IAC North America). IAC North America will be an employer under the Plan for a transitional period that will end no later than November 30, 2007. Plan participants who become employed by IAC North America in connection with the asset transfer will be fully vested in their existing balances under the Plan.

On May 14, 2007, the Company divested its ownership interest in Amtex, Inc. (Amtex). Amtex employees who were participants in the Plan became fully vested in their accounts effective May 14, 2007, and Amtex has ceased to be a participating employer under the Plan.

Plan Sponsor Development

On February 9, 2007, the Company entered into an Agreement and Plan of Merger (the Merger Agreement) with AREP Car Holdings Corp. (the Parent) and AREP Car Acquisition Corp., a wholly-owned subsidiary of the Parent (the Merger Sub). Under the terms of the Merger Agreement, the Merger Sub would be merged with and into the Company, and as a result, the Company would continue as the surviving corporation and a wholly-owned subsidiary of the Parent. The Merger Agreement is to be considered at the Company’s annual shareholder’s meeting currently scheduled to be held on July 12, 2007.

On March 1, 2007, an employee of the Company filed on behalf of himself, various employee benefit plans of the Company and participants in those plans (the Plaintiff) a two-count putative class action lawsuit in the Eastern District of Michigan against the Company, certain employees, officers and/or members of its Board of Directors, its EBC (the Lear Defendants), the Parent and certain employees of the Parent. The complaint alleges that the Merger Agreement, as it relates to the sale of the Company’s common stock held by the plans, is a prohibited transaction that violates ERISA, and that various defendants breached their ERISA-imposed fiduciary duties by approving the Merger Agreement. The Plaintiff seeks to enjoin the plans’ sale of common stock and restore alleged losses to the plans.

14

Lear Corporation Salaried Retirement Savings Plan

Notes to Financial Statements (continued)

10. Subsequent Events (continued)

On March 8, 2007, the Plaintiff filed a motion for expedited discovery to support a potential motion for preliminary injunction to enjoin the merger. The Lear Defendants filed an opposition to the motion for expedited discovery on March 22, 2007. The Plaintiff filed a reply on April 11, 2007. On April 18, 2007, the Judge denied the Plaintiff’s motion for expedited discovery. The Plaintiff has asked the Court for reconsideration of that decision. On March 22, 2007, the Lear Defendants filed a motion to dismiss all counts of the complaint against the Lear Defendants. That motion is now fully briefed. The Plaintiff also filed a motion for preliminary injunction and expedited briefing schedule on April 10, 2007. The defendants filed opposition briefs on May 10, 2007. The defendants also moved to stay discovery on May 11, 2007. On May 24, 2007, the Court held a status conference to determine the schedule for the Company’s pending motions to stay discovery and to dismiss the lawsuit, and the Plaintiff’s motion for preliminary injunction and renewed motion for expedited discovery. The Court took all of the motions under advisement and ordered that the parties file additional briefing, which was completed on June 8, 2007. On June 25, 2007, the Court denied the Plaintiff’s motion for preliminary injunction. The Company believes that the lawsuit is without merit and intends to vigorously defend against it.

15

Supplemental Schedules

Lear Corporation Salaried Retirement Savings Plan

EIN #13-3386776          Plan #002

Schedule H, Line 4i – Schedule of Assets
(Held at End of Year)

December 31, 2006

Identity of Issue, Borrower Lessor, or Similar Party		Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Cost	Current Value

*	Lear Corporation	Lear Corporation Stock Fund – 602,568 units; $568,898 common collective trust	$20,816,410	$18,362,731
*	The Northern Trust Company	Money Market Fund – 30,290,469 shares	30,290,469	30,290,469
		SSGA S&P 500 Index Fund – 3,386,814 shares	**	78,878,888
		EuroPacific Growth Fund – 1,427,075 shares	**	66,444,619
		Growth Fund of America – 1,750,828 shares	**	57,549,732
		Dodge & Cox Balanced Fund – 611,911 shares	**	53,285,229
		Davis New York Venture Fund – 716,523 shares	**	27,600,463
		Vanguard Long-Term U.S. Treasury Portfolio Fund – 2,412,434 shares	**	26,954,905
		Bond Fund of America – 544,176 shares	**	7,292,200
		Vanguard Small Cap Index Fund – 194,837 shares	**	6,359,470
		Dimensional Investment Group Inc Global - Equity Portfolio – 685,444 shares	**	10,137,717
		Dimensional Investment Group Inc Global - 60/40 Portfolio – 211,308 shares	**	2,668,822
		Dimensional Investment Group Inc Global - 25/75 Portfolio – 117,161 shares	**	1,292,283
	Charles Schwab Trust Company	Schwab Personal Choice Retirement Account	**	8,467,893
*	Participant loans	Interest rates ranging from 5.00 to 10.05%	—	10,058,717

				$405,644,138

*	Party in interest

**	Disclosure of historical cost information is not required for participant-directed investments.

16

Lear Corporation Salaried Retirement Savings Plan

EIN #13-3386776          Plan #002

Schedule H, Line 4j – Schedule of Reportable Transactions

Year Ended December 31, 2006

Identity of Party Involved	Description of Asset (Including Interest Rate and Maturity in Case of a Loan)	Purchase Price	Selling Price	Lease Rental	Expense Incurred With Transaction*	Cost of Asset	Current Value of Asset on Transaction Date	Net Gain (Loss)

Category (iii) – Series of transactions involving securities of the same issue which, when aggregated, involve an amount in excess of 5%.

Lear Corporation	Lear Corporation Stock Fund
	62 purchases	$8,910,976				$8,910,976	$8,910,976
	65 sales		$20,220,770			30,429,416	20,220,770	$(10,208,646)

	Common Collective Trust
	114 purchases	19,503,573				19,503,573	19,503,573
	136 sales		19,943,055			19,943,055	19,943,055	—

The Northern Trust Company	Money Market Fund
	122 purchases	22,643,986				22,643,986	22,643,986
	128 sales		17,652,500			17,652,500	17,652,500	—

*	The commissions and fees related to purchases and sales of investments are included in the cost of investments or proceeds from the sales and are not separately identified by the Trustee.

There were no category (i), (ii) or (iv) reportable transactions.

17

Appendix 2

AUDITED FINANCIAL STATEMENTS
AND SUPPLEMENTAL SCHEDULES

Lear Corporation Hourly Retirement Savings Plan
December 31, 2006 and 2005, and Year Ended December 31, 2006
With Report of Independent Registered Public Accounting Firm

Lear Corporation Hourly Retirement Savings Plan

Audited Financial Statements and Supplemental Schedules

December 31, 2006 and 2005, and
Year Ended December 31, 2006

Report of Independent Registered Public Accounting Firm

The Plan Administrator
Lear Corporation Hourly Retirement Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Lear Corporation Hourly Retirement Savings Plan as of December 31, 2006 and 2005, and the related statement of changes in net assets available for benefits for the year ended December 31, 2006. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2006 and 2005, and the changes in its net assets available for benefits for the year ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets (held at end of year) as of December 31, 2006, and reportable transactions for the year then ended are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Detroit, Michigan
June 25, 2007

Lear Corporation Hourly Retirement Savings Plan

Statements of Net Assets Available for Benefits

	December 31
	2006	2005

Assets
Cash equivalents	$454,109	$576,729
Investments, at fair value:
Lear Corporation Stock Fund	11,778,104	14,415,743
Mutual and money market funds	216,536,322	189,266,940
Participant loans	18,336,815	17,278,850

Total investments	246,651,241	220,961,533

Receivables:
Employer contributions	522,240	1,113,800
Employee contributions	620,417	1,359,630
Other receivable	51,760	—

Total receivables	1,194,417	2,473,430

Total assets	248,299,767	224,011,692

Liabilities
Accrued expenses	75,988	103,458
Excess contributions payable	15,807	21,698

Total liabilities	91,795	125,156

Net assets available for benefits	$248,207,972	$223,886,536

See accompanying notes.

Lear Corporation Hourly Retirement Savings Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2006

Additions
Interest and dividend income	$4,241,127
Employee contributions	16,271,906
Employer contributions	13,203,748

Total additions	33,716,781

Deductions
Benefits paid to participants	26,861,214
Administrative expenses	716,945
Transfer to the Lear Corporation Salaried Retirement Savings Plan	227,054

Total deductions	27,805,213

Net appreciation in fair value of investments	18,409,868

Net increase	24,321,436

Net assets available for benefits:
Beginning of year	223,886,536

End of year	$248,207,972

See accompanying notes.

Lear Corporation Hourly Retirement Savings Plan

Notes to Financial Statements

December 31, 2006 and 2005, and
Year Ended December 31, 2006

1. Plan Description

The following description of the Lear Corporation Hourly Retirement Savings Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution pension plan established to encourage and facilitate systematic savings and investment by eligible hourly employees of Lear Corporation (the Company), its wholly-owned U.S. subsidiaries and certain less-than-wholly-owned U.S. subsidiaries and/or joint ventures. The Plan includes provisions for voting shares of Company stock. It is subject to certain provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA), applicable to defined contribution pension plans.

Eligibility

Generally, all full-time, U.S. hourly nonbargaining employees are eligible to participate in the Plan effective as of the first day of any calendar month coincident with or following the date on which they complete two full calendar months of service, provided that they are eligible employees on that date. Generally, all full-time, U.S. hourly bargaining employees are eligible to participate in the Plan effective as of the first day of any calendar month coincident with or following the date on which they complete between one full calendar month of service and a year of service (depending on the applicable collective bargaining agreement), provided that they are eligible employees on that date. Generally, part-time, U.S. hourly employees who have completed 1,000 hours of service in the one-year period from their employment commencement date until the first anniversary of such date, or during any calendar year commencing thereafter, are eligible to participate in the Plan effective as of the January 1 or July 1 following the twelve-month period in which they complete 1,000 or more hours of service, or on the first day of any calendar month thereafter, provided that they are eligible employees on that date.

Lear Corporation Hourly Retirement Savings Plan

Notes to Financial Statements (continued)

1. Plan Description (continued)

Contributions

In general, participants may elect to contribute up to 35% of their compensation per pay period, subject to certain limitations. Employees who are eligible to contribute to the Plan, and who have attained age 50 before the close of the Plan year are eligible to make catch-up contributions to the Plan. The aggregate amount of regular and catch-up deferrals may be up to 75% of compensation per pay period. The Company’s matching contributions range from 25% to 100%, up to the first 2% to 6% of compensation contributed to the Plan, depending on the terms of the applicable collective bargaining agreement, subject to certain limitations. The amount of primary contributions vary by collective bargaining agreement and/or plant location and are based on the number of hours worked by the employee. Primary contributions are allocated to the same investment funds as are the participant’s deferral contributions. If no investment election is on file, primary contributions are allocated to the Northern Trust Money Market Fund (or, effective February 28, 2007, the Dodge & Cox Balanced Fund). Catch-up contributions are not matched.

On and after July 1, 2005, Company matching contributions were generally initially invested in the Northern Trust Money Market Fund and are immediately available for transfer to any other investment fund. On and after February 28, 2007, Company matching contributions will be invested in the same funds as the employee contribution allocation.

Participant Accounts

Each participant’s account is credited and/or debited with (a) the participant’s contributions, (b) Company contributions, (c) withdrawals and distributions, (d) allocation of Plan earnings and/or losses and (e) allocation of administrative expenses paid from the Plan’s Trust Fund. Allocations are based on participant account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting of Benefits

Participants vest immediately in their contributions and actual earnings thereon and generally vest immediately in the Company’s primary contributions and actual earnings thereon regardless of length of service. A nonbargaining participant generally becomes vested in the Company’s matching contributions and earnings thereon at a rate of 20% per year and is 100% vested after completion of five years of credited service, or upon retirement, disability, death or the attainment of age 65 at or prior to termination of employment. A bargaining participant becomes vested in the Company’s matching contributions and actual earnings thereon in accordance with the applicable collective bargaining agreement.

Lear Corporation Hourly Retirement Savings Plan

Notes to Financial Statements (continued)

1. Plan Description (continued)

Plan Forfeitures

In the event that a participant terminates employment, any nonvested amounts shall be forfeited. Forfeited amounts are retained in the Plan and used to reduce future employer contributions. In 2006, employer contributions did not include prior forfeitures. In 2005, employer contributions included prior forfeitures of $200,000. There are $183,574 and $38,868 of unallocated forfeitures included in the Plan assets as of December 31, 2006 and 2005, respectively.

Distributions of Benefits

Distribution of benefits may be made upon the occurrence of any one of the following:

•	Normal Retirement of the participant at age 65;

•	Deferred Retirement of the participant beyond age 65;

•	In-service withdrawal after age 59-1/2;

•	Disability (as defined in the Plan) of the participant;

•	Death of the participant;

•	Termination of employment; or

•	Hardship (as defined in the Plan).

With respect to bargaining employees, benefits due upon death are generally paid in a lump sum or in either a lump sum or installments, depending on factors such as the terms of the applicable collective bargaining agreement, although other forms of benefit may be available with respect to participants who were covered under certain plans that were previously merged into the Plan. With respect to nonbargaining employees, benefits due upon death are paid in a lump sum or, for spousal beneficiaries, installments. Death benefits are based on vested amounts in the participants’ accounts. Benefits due upon termination, retirement, withdrawal or disability are paid in a lump sum or through installments, as applicable, and are based on vested amounts in the participants’ accounts. In addition, terminated participants with benefits due in excess of $1,000 may defer distribution of such benefits until age 70-1/2.

Lear Corporation Hourly Retirement Savings Plan

Notes to Financial Statements (continued)

1. Plan Description (continued)

Plan Termination

Subject to the provisions of related collective bargaining agreements, the Company may discontinue its contributions or terminate the Plan subject to the provisions of ERISA. In the event of complete discontinuance of employer contributions or total or partial termination of the Plan, the accounts of the participants affected by such actions shall become 100% vested and nonforfeitable.

Participant Loans

Participants may borrow from the Plan a minimum of $1,000 up to a maximum not to exceed the lesser of (a) $50,000 reduced by the highest outstanding balance of all other plan loans to the participant during the one-year period ending on the day before the date such loan was made or (b) 50% of their vested account balance. Interest is payable based on the annual prime rate as published by the Midwest Edition Wall Street Journal on the second business day of the calendar quarter in which the loan is requested, plus one percentage point. Repayment of any loan is generally made through employee payroll deductions, generally over a period of five years or less.

Hardship Withdrawals

Generally, no amounts may be withdrawn from a pre-tax deferral account before a participant terminates employment with the employer or attains age 59-1/2, except by reason of financial hardship as defined by the Plan.

Lear Corporation Hourly Retirement Savings Plan

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies

Investment Valuation and Income Recognition

The fair values of the participation units owned by the Plan in mutual and money market funds are based on the net asset values on the last business day of the Plan year. The fair value of investments in the Company’s common stock is based on the last reported sales price on the last business day of the Plan year as traded on the New York Stock Exchange. The participant loans are valued at their outstanding balances, which approximate fair value. Purchases and sales of securities are recorded on the trade date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Expenses

Although not obligated to do so, the Company pays certain administrative expenses on behalf of the Plan.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the U.S. requires management to make estimates and assumptions that affect the amounts in the financial statements and accompanying notes. Actual results could differ from those estimates.

Lear Corporation Hourly Retirement Savings Plan

Notes to Financial Statements (continued)

3. Investments

During 2006, the Plan’s investments (including investments bought and sold, as well as held during the year) appreciated in value as follows:

Mutual and money market funds*	$17,960,255
Lear Corporation Stock Fund*	449,613

$18,409,868

Investments that represent 5% or more of the fair value of the Plan’s net assets are as follows:

	December 31
	2006	2005

Northern Trust Money Market Fund*	$66,805,451	$61,699,314
Dodge & Cox Balanced Fund	33,482,174	30,509,567
SSGA S&P 500 Index Fund	26,140,187	20,466,100
Davis New York Venture Fund	22,632,841	21,311,952
EuroPacific Growth Fund	22,625,235	15,473,531
Growth Fund of America	22,303,133	19,473,223
Lear Corporation Stock Fund*	**	14,415,743
Bond Fund of America	**	10,184,677

*	Includes non-participant-directed investments

**	Does not meet threshold

Lear Corporation Hourly Retirement Savings Plan

Notes to Financial Statements (continued)

4. Matching Contributions

After July 1, 2005, Company matching contributions were generally initially invested in the Northern Trust Money Market Fund. On and after February 28, 2007, Company matching contributions will be invested in the same funds as the employee contribution allocation. The Lear Corporation Stock Fund and Northern Trust Money Market Fund include both participant and non-participant-directed investments, which are commingled. These non-participant-directed contributions and associated appreciation, income and dividends are non-participant-directed until transferred by the participant. There are no restrictions on transfers by participants. Information about the net assets available for benefits and the significant components of the changes in net assets available for benefits is as follows:

	December 31
	2006	2005

Investment, at fair value:
Lear Corporation Stock Fund	$11,778,104	$14,415,743

Year Ended December 31, 2006

Changes in Lear Corporation Stock Fund:
Net appreciation in fair value	$449,613
Dividend income	130,648
Employee contributions	730,109
Loan repayment	235,162
Net transfers and rollovers	(2,249,484)
Expenses	(11,928)
Distributions to participants	(1,921,759)

Decrease in investment	$(2,637,639)

Lear Corporation Hourly Retirement Savings Plan

Notes to Financial Statements (continued)

4. Matching Contributions (continued)

	December 31
	2006	2005

Investment, at fair value:
Northern Trust Money Market Fund	$66,805,451	$61,699,314

Year Ended December 31, 2006

Changes in Northern Trust Money Market Fund:
Net appreciation in fair value	$46,289
Interest income	3,162,455
Employee contributions	4,187,351
Employer contributions	9,510,221
Loan repayment	2,677,377
Net transfers and rollovers	(1,919,801)
Expenses	(293,362)
Distributions to participants	(12,264,393)

Increase in investment	$5,106,137

5. Differences Between Financial Statements and Form 5500

The following is a reconciliation of net assets available for benefits from the financial statements to the Form 5500:

	December 31
	2006	2005

Net assets available for benefits per the financial statements	$248,207,972	$223,886,536
Amounts allocated to withdrawing participants	(108,539)	(107,522)

Net assets available for benefits per the Form 5500	$248,099,433	$223,779,014

Lear Corporation Hourly Retirement Savings Plan

Notes to Financial Statements (continued)

5. Differences Between Financial Statements and Form 5500 (continued)

The following is a reconciliation of benefits paid to participants from the financial statements to the Form 5500:

Year Ended December 31, 2006

Benefits paid to participants per the financial statements	$26,861,214
Add amounts allocated to withdrawing participants as of December 31, 2006	108,539
Less amounts allocated on to withdrawing participants as of December 31, 2005	(107,522)

Benefits paid to participants per the Form 5500	$26,862,231

6. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

7. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated March 13, 2002, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code), and therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

Lear Corporation Hourly Retirement Savings Plan

Notes to Financial Statements (continued)

8. ERISA Litigation

In April 2006, a former employee of the Company filed a purported class action lawsuit in the U.S. District Court for the Eastern District of Michigan against the Company, members of its Board of Directors, members of its Employee Benefits Committee (the EBC) and certain members of its human resources personnel alleging violations of ERISA with respect to the Company’s retirement savings plans for salaried and hourly employees. In the second quarter of 2006, the Company was served with three additional purported class action ERISA lawsuits, each of which contained similar allegations against the Company, members of its Board of Directors, members of its EBC and certain members of its senior management and its human resources personnel. At the end of the second quarter of 2006, the court entered an order consolidating these four lawsuits. During the third quarter of 2006, plaintiffs filed their consolidated complaint, which alleges breaches of fiduciary duties substantially similar to those alleged in the four individually-filed lawsuits. The consolidated complaint continues to name certain current and former members of the Board of Directors and the EBC and certain members of senior management and adds certain other current and former members of the EBC. The consolidated complaint generally alleges that the defendants breached their fiduciary duties to plan participants in connection with the administration of the Company’s retirement savings plans for salaried and hourly employees. The fiduciary duty claims are largely based on allegations of breaches of the fiduciary duties of prudence and loyalty and of over-concentration of plan assets in the Company’s common stock. The plaintiffs purport to bring these claims on behalf of the plans and all persons who were participants in or beneficiaries of the plans from October 21, 2004, to the present and seek to recover losses allegedly suffered by the plans. The complaints do not specify the amount of damages sought. During the fourth quarter of 2006, the defendants filed a motion to dismiss all defendants and all counts in the consolidated complaint. The motion to dismiss is now fully briefed, and the Court is scheduled to hear arguments on the pending motion to dismiss in June 2007. No determination has been made that a class action can be maintained, and there have been no decisions on the merits of the case. The Company intends to vigorously defend the consolidated lawsuit.

9. Excess Contributions Payable

Employee contributions include excess contributions which will be refunded to participants subsequent to year-end as the contributions were determined to be in excess of maximum contribution levels for certain participants. A liability for excess contributions payable in the amount of $15,807 and $21,698 has been reflected in the accompanying statements of net assets available for benefits as of December 31, 2006 and 2005, respectively.

Lear Corporation Hourly Retirement Savings Plan

Notes to Financial Statements (continued)

10. Subsequent Events

Divestitures

On March 31, 2007, the Company completed the transfer of substantially all of the assets of the Company’s North American interior business to International Automotive Components Group North America, Inc. and International Automotive Components Group North America, LLC (together, IAC North America). IAC North America will be an employer under the Plan for a transitional period that will end no later than November 30, 2007. Plan participants who became employed by IAC North America in connection with the asset transfer will be fully vested in their existing balances under the Plan.

On May 14, 2007, the Company divested its ownership interest in Amtex, Inc. (Amtex). Amtex employees who were participants in the Plan became fully vested in their accounts effective May 14, 2007, and Amtex has ceased to be a participating employer under the Plan.

Plan Sponsor Development

On February 9, 2007, the Company entered into an Agreement and Plan of Merger (the Merger Agreement) with AREP Car Holdings Corp. (the Parent) and AREP Car Acquisition Corp., a wholly-owned subsidiary of the Parent (the Merger Sub). Under the terms of the Merger Agreement, the Merger Sub would be merged with and into the Company, and as a result, the Company would continue as the surviving corporation and a wholly-owned subsidiary of the Parent. The Merger Agreement is to be considered at the Company’s annual shareholder’s meeting currently scheduled to be held on July 12, 2007.

On March 1, 2007, an employee of the Company filed on behalf of himself, various employee benefit plans of the Company and participants in those plans (the Plaintiff) a two-count putative class action lawsuit in the Eastern District of Michigan against the Company, certain employees, officers and/or members of its Board of Directors, its EBC (the Lear Defendants), the Parent and certain employees of the Parent. The complaint alleges that the Merger Agreement, as it relates to the sale of the Company’s common stock held by the plans, is a prohibited transaction that violates ERISA, and that various defendants breached their ERISA-imposed fiduciary duties by approving the Merger Agreement. The Plaintiff seeks to enjoin the plans’ sale of common stock and restore alleged losses to the plans.

Lear Corporation Hourly Retirement Savings Plan

Notes to Financial Statements (continued)

10. Subsequent Events (continued)

On March 8, 2007, the Plaintiff filed a motion for expedited discovery to support a potential motion for preliminary injunction to enjoin the merger. The Lear Defendants filed an opposition to the motion for expedited discovery on March 22, 2007. The Plaintiff filed a reply on April 11, 2007. On April 18, 2007, the Judge denied the Plaintiff’s motion for expedited discovery. The Plaintiff has asked the Court for reconsideration of that decision. On March 22, 2007, the Lear Defendants filed a motion to dismiss all counts of the complaint against the Lear Defendants. That motion is now fully briefed. The Plaintiff also filed a motion for preliminary injunction and expedited briefing schedule on April 10, 2007. The defendants filed opposition briefs on May 10, 2007. The defendants also moved to stay discovery on May 11, 2007. On May 24, 2007, the Court held a status conference to determine the schedule for the Company’s pending motions to stay discovery and to dismiss the lawsuit, and the Plaintiff’s motion for preliminary injunction and renewed motion for expedited discovery. The Court took all of the motions under advisement and ordered that the parties file additional briefing, which was completed on June 8, 2007. On June 25, 2007, the Court denied the Plaintiff’s motion for preliminary injunction. The Company believes that the lawsuit is without merit and intends to vigorously defend against it.

Supplemental Schedules

Lear Corporation Hourly Retirement Savings Plan

EIN #13-3386776          Plan # 020

Schedule H, Line 4i – Schedule of Assets
(Held at End of Year)

December 31, 2006

Identity of Issue, Borrower Lessor, or Similar Party		Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Cost	Current Value

*	Lear Corporation	Lear Corporation Stock Fund – 387,005 units; $349,846 common collective trust	$14,254,195	$11,778,104
*	The Northern Trust Company	Money Market Fund – 66,805,451 shares	66,805,451	66,805,451
		Dodge & Cox Balanced Fund – 384,499 shares	**	33,482,174
		SSGA S&P 500 Index Fund – 1,122,378 shares	**	26,140,187
		Davis New York Venture Fund – 587,561 shares	**	22,632,841
		EuroPacific Growth Fund – 485,937 shares	**	22,625,235
		Growth Fund of America – 678,526 shares	**	22,303,133
		Bond Fund of America – 675,734 shares	**	9,055,635
		Vanguard Long-Term U.S. Treasury Portfolio Fund – 552,981 shares	**	6,178,431
		Vanguard Small Cap Index Fund – 29,129 shares	**	950,772
		Dimensional Investment Group Inc Global - Equity Portfolio - 245,392 shares	**	3,629,343
		Dimensional Investment Group Inc Global - 60/40 Portfolio - 133,066 shares	**	1,680,619
		Dimensional Investment Group Inc Global - 25/75 Portfolio - 95,422 shares	**	1,052,501
*	Participant loans	Interest rates ranging from 5.00 to 10.05%	—	18,336,815

				$246,651,241

*	Party in interest

**	Disclosure of historical cost information is not required for participant-directed investments.

Lear Corporation Hourly Retirement Savings Plan

EIN #13-3386776          Plan #020

Schedule H, Line 4j – Schedule of Reportable Transactions

Year Ended December 31, 2006

Identity of Party Involved	Description of Asset (Including Interest Rate and Maturity in Case of a Loan)	Purchase Price	Selling Price	Lease Rental	Expense Incurred With Transaction*	Cost of Asset	Current Value of Asset on Transaction Date	Net Gain (Loss)

Category (iii) – Series of transactions involving securities of the same issue which, when aggregated, involve an amount in excess of 5%.

The Northern Trust Company	Money Market Fund
	114 purchases	$22,095,986				$22,095,986	$22,095,986
	136 sales		$47,364,570			47,364,570	47,364,570	$—

*	The commissions and fees related to purchases and sales of investments are included in the cost of investments or proceeds from the sales and are not separately identified by the Trustee.

There were no category (i), (ii) or (iv) reportable transactions.

Appendix 3

AUDITED FINANCIAL STATEMENTS
AND SUPPLEMENTAL SCHEDULE

Lear Corporation Hourly 401(k) Savings Plan
December 31, 2006 and 2005, and Year Ended December 31, 2006
With Report of Independent Registered Public Accounting Firm

Lear Corporation Hourly 401(k) Savings Plan

Audited Financial Statements and Supplemental Schedule

December 31, 2006 and 2005, and
Year Ended December 31, 2006

Report of Independent Registered Public Accounting Firm

The Plan Administrator
Lear Corporation Hourly 401(k) Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Lear Corporation Hourly 401(k) Savings Plan as of December 31, 2006 and 2005, and the related statement of changes in net assets available for benefits for the year ended December 31, 2006. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2006 and 2005, and the changes in its net assets available for benefits for the year ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2006, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Detroit, Michigan
June 25, 2007

1

Lear Corporation Hourly 401(k) Savings Plan

Statements of Net Assets Available for Benefits

	December 31
	2006	2005

Assets
Investments, at fair value:
Lear Corporation Stock Fund	$114,866	$134,572
Mutual and money market funds	4,164,805	6,063,574
Participant loans	44,139	348,026

Total investments	4,323,810	6,546,172

Participant contributions receivable	—	25,192

Net assets available for benefits	$4,323,810	$6,571,364

See accompanying notes.

2

Lear Corporation Hourly 401(k) Savings Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2006

Additions
Interest and dividend income	$198,636

Total additions	198,636

Deductions
Benefits paid to participants	2,712,026
Administrative expenses	12,042

Total deductions	2,724,068

Net appreciation in fair value of investments	277,878

Net decrease	(2,247,554)

Net assets available for benefits:
Beginning of year	6,571,364

End of year	$4,323,810

See accompanying notes.

3

Lear Corporation Hourly 401(k) Savings Plan

Notes to Financial Statements

December 31, 2006 and 2005, and
Year Ended December 31, 2006

1. Plan Description

Effective September 1, 1998, Lear Corporation (the Company) adopted the Lear Corporation Personal Savings Plan for Delphi Hourly-Rate Employees for the benefit of eligible U.S. hourly employees employed at Delphi Operations in conjunction with the Company’s acquisition of the seating business of Delphi Automotive Systems, a former division of General Motors Corporation.

Effective April 28, 2000, the Plan was renamed the Lear Corporation Hourly 401(k) Savings Plan (the Plan).

The following description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

Eligibility

All hourly employees at the Auburn Hills and Grand Rapids plants who were covered by a collective bargaining agreement that participated in the Plan were eligible to begin participation on the first day of the pay period following completion of 90 days of service. The Auburn Hills and Grand Rapids plants were closed in June 2004 and December 2005, respectively. Therefore, participants no longer contribute to the Plan. The participants of the Plan are still eligible for benefit payments and loans.

Contributions

Participants were able to elect to contribute up to 25% of their eligible weekly earnings, subject to certain limitations, on a before-tax basis, on an after-tax basis or in a combination thereof. In addition, eligible participants were able to elect to contribute up to an additional 25% of their eligible weekly earnings as catch-up contributions. The amount of compensation participants elected to defer through payroll deductions was contributed to the Plan by the Company on their behalf. Plan provisions do not provide for Company contributions.

4

Lear Corporation Hourly 401(k) Savings Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Participant Accounts

Each participant’s account was credited and/or debited with (a) the participant’s contributions, (b) withdrawals and distributions, (c) allocation of Plan earnings and/or losses and (d) allocation of administrative expenses. Allocations are based on participant account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting of Benefits

Participants were immediately 100% vested in their contributions and actual earnings thereon regardless of length of service, and no portion of such amounts is subject to forfeiture.

Distributions of Benefits

Benefits may be distributed at the request of the participant (or in the case of death, his or her beneficiary) upon the occurrence of any one of the following:

•	Attainment of age 59-1/2;

•	Total and permanent disability of the participant;

•	Death of the participant;

•	Termination of employment; or

•	Financial hardship.

Benefits due upon death are generally paid in a lump sum. Benefits due upon financial hardship are paid in a lump sum. Benefits due upon attainment of age 59-1/2, total and permanent disability or termination of employment are paid through installments, partial withdrawals or in a lump sum, as applicable. In addition, terminated participants may elect to defer payment up to April 1 of the year following the year the participant attains age 70-1/2.

Plan Termination

Although it has not expressed the intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of Employee Retirement Income Security Act of 1974, as amended (ERISA).

5

Lear Corporation Hourly 401(k) Savings Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Participant Loans

Participants may borrow from the Plan a minimum of $1,000 up to a maximum not to exceed the lesser of (a) $50,000 less the participant’s highest aggregate outstanding loan balance of all plans over the twelve-month period preceding the participant’s application for the loan or (b) 50% of their vested account balance. Interest is payable based on the annual prime rate at the end of the preceding quarter before the loan is made. Repayment of any loan is generally made through employee payroll deductions, generally over a period of five years or less.

Hardship Withdrawals

No amounts may be withdrawn from a participant’s deferral account before a participant terminates employment with the Company or attains age 59-1/2, except by reason of financial hardship or total and permanent disability as defined by the Plan. Prior to receiving a hardship withdrawal, a participant must take all available asset distributions, withdrawals and loans under all applicable plans maintained by the Company. All hardship withdrawals require the consent of the Plan administrator.

2. Summary of Significant Accounting Policies

Investment Valuation and Income Recognition

The fair values of the participation units owned by the Plan in mutual and money market funds are based on the net asset values on the last business day of the Plan year. The fair value of investments in the Company’s common stock is based on the last reported sales price on the last business day of the Plan year as traded on the New York Stock Exchange. The participant loans are valued at their outstanding balances, which approximate fair value. Purchases and sales of securities are recorded on the trade date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Expenses

Although not obligated to do so, the Company pays certain administrative expenses on behalf of the Plan.

6

Lear Corporation Hourly 401(k) Savings Plan

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts in the financial statements and accompanying notes. Actual results could differ from those estimates.

3. Investments

During 2006, the Plan’s investments (including investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

Mutual and money market funds	$278,664
Lear Corporation Stock Fund	(786)

$277,878

Investments that represent 5% or more of the fair value of the Plan’s net assets are as follows:

	December 31
	2006	2005

MFS Money Market Fund	$1,098,283	$1,543,869
MFS Core Growth Fund	732,780	995,363
MFS Research Bond Fund	559,005	861,678
MFS Total Return Fund	388,179	770,481
MFS Value Fund	265,279	342,953
Munder Index 500 Fund	246,528	305,390
Growth Fund of America	239,981	371,343

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Lear Corporation Hourly 401(k) Savings Plan

Notes to Financial Statements (continued)

4. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

5. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated October 17, 2000, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code), and therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was restated. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as restated, is qualified and the related trust is tax exempt. The Plan administrator applied for a new determination letter in January 2007, which is pending.

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Lear Corporation Hourly 401(k) Savings Plan

Notes to Financial Statements (continued)

6. ERISA Litigation

In April 2006, a former employee of the Company filed a purported class action lawsuit in the U.S. District Court for the Eastern District of Michigan against the Company, members of its Board of Directors, members of its Employee Benefits Committee (the EBC) and certain members of its human resources personnel alleging violations of ERISA with respect to the Company’s retirement savings plans for salaried and hourly employees. In the second quarter of 2006, the Company was served with three additional purported class action ERISA lawsuits, each of which contained similar allegations against the Company, members of its Board of Directors, members of its EBC and certain members of its senior management and its human resources personnel. At the end of the second quarter of 2006, the court entered an order consolidating these four lawsuits. During the third quarter of 2006, plaintiffs filed their consolidated complaint, which alleges breaches of fiduciary duties substantially similar to those alleged in the four individually-filed lawsuits. The consolidated complaint continues to name certain current and former members of the Board of Directors and the EBC and certain members of senior management and adds certain other current and former members of the EBC. The consolidated complaint generally alleges that the defendants breached their fiduciary duties to plan participants in connection with the administration of the Company’s retirement savings plans for salaried and hourly employees. The fiduciary duty claims are largely based on allegations of breaches of the fiduciary duties of prudence and loyalty and of over-concentration of plan assets in the Company’s common stock. The plaintiffs purport to bring these claims on behalf of the plans and all persons who were participants in or beneficiaries of the plans from October 21, 2004, to the present and seek to recover losses allegedly suffered by the plans. The complaints do not specify the amount of damages sought. During the fourth quarter of 2006, the defendants filed a motion to dismiss all defendants and all counts in the consolidated complaint. The motion to dismiss is now fully briefed, and the Court is scheduled to hear arguments on the pending motion to dismiss in June 2007. No determination has been made that a class action can be maintained, and there have been no decisions on the merits of the case. The Company intends to vigorously defend the consolidated lawsuit.

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Lear Corporation Hourly 401(k) Savings Plan

Notes to Financial Statements (continued)

7. Subsequent Events

On February 9, 2007, the Company entered into an Agreement and Plan of Merger (the Merger Agreement) with AREP Car Holdings Corp. (the Parent) and AREP Car Acquisition Corp., a wholly-owned subsidiary of the Parent (the Merger Sub). Under the terms of the Merger Agreement, the Merger Sub would be merged with and into the Company, and as a result, the Company would continue as the surviving corporation and a wholly-owned subsidiary of the Parent. The Merger Agreement is to be considered at the Company’s annual shareholder’s meeting currently scheduled to be held on July 12, 2007.

On March 1, 2007, an employee of the Company filed on behalf of himself, various employee benefit plans of the Company and participants in those plans (the Plaintiff) a two-count putative class action lawsuit in the Eastern District of Michigan against the Company, certain employees, officers and/or members of its Board of Directors, its EBC (the Lear Defendants), the Parent and certain employees of the Parent. The complaint alleges that the Merger Agreement, as it relates to the sale of the Company’s common stock held by the plans, is a prohibited transaction that violates ERISA, and that various defendants breached their ERISA-imposed fiduciary duties by approving the Merger Agreement. The Plaintiff seeks to enjoin the plans’ sale of common stock and restore alleged losses to the plans.

On March 8, 2007, the Plaintiff filed a motion for expedited discovery to support a potential motion for preliminary injunction to enjoin the merger. The Lear Defendants filed an opposition to the motion for expedited discovery on March 22, 2007. The Plaintiff filed a reply on April 11, 2007. On April 18, 2007, the Judge denied the Plaintiff’s motion for expedited discovery. The Plaintiff has asked the Court for reconsideration of that decision. On March 22, 2007, the Lear Defendants filed a motion to dismiss all counts of the complaint against the Lear Defendants. That motion is now fully briefed. The Plaintiff also filed a motion for preliminary injunction and expedited briefing schedule on April 10, 2007. The defendants filed opposition briefs on May 10, 2007. The defendants also moved to stay discovery on May 11, 2007. On May 24, 2007, the Court held a status conference to determine the schedule for the Company’s pending motions to stay discovery and to dismiss the lawsuit, and the Plaintiff’s motion for preliminary injunction and renewed motion for expedited discovery. The Court took all of the motions under advisement and ordered that the parties file additional briefing, which was completed on June 8, 2007. On June 25, 2007, the Court denied the Plaintiff’s motion for preliminary injunction. The Company believes that the lawsuit is without merit and intends to vigorously defend against it.

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Supplemental Schedule

Lear Corporation Hourly 401(k) Savings Plan

EIN #13-3386776	Plan #058

Schedule H, Line 4i – Schedule of Assets
(Held at End of Year)

December 31, 2006

Identity of Issuer, Borrower, Lessor, or Similar Party		Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Cost	Current Value

*	MFS Retirement Services	Lear Corporation Stock Fund	**	$114,866
		MFS Money Market Fund – 1,098,283 shares	**	1,098,283
		MFS Core Growth Fund – 38,792 shares	**	732,780
		MFS Research Bond Fund – 55,845 shares	**	559,005
		MFS Total Return Fund – 23,991 shares	**	388,179
		Massachusetts Investors Trust – 7,375 shares	**	152,746
		MFS Global Equity Fund – 351 shares	**	9,896
		MFS Government Securities Fund – 5,149 shares	**	48,556
		MFS Utilities Fund – 6,165 shares	**	100,553
		MFS Mid Cap Value Fund – 465 shares	**	6,572
		MFS New Discovery Fund – 2,107 shares	**	40,789
		MFS Value Fund – 9,910 shares	**	265,279
		MFS Research International Fund – 7,126 shares	**	136,956
		MFS Strategic Value Fund – 1,031 shares	**	15,941
		Munder Index 500 Fund – 8,360 shares	**	246,528
		Growth Fund of America – 7,395 shares	**	239,981
		J P Morgan US Real Estate – 5,375 shares	**	121,586
		Domini Social Equity Fund – 35 shares	**	1,175
*	Participant loans	Interest rate ranging from 4.0% to 9.5%	—	44,139

				$4,323,810

*	Party in interest

**	Disclosure of historical cost information is not required for participant-directed investments.

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